PROSPECTUS SUPPLEMENT NO. 5	Filed Pursuant to Rule 424(b)(7)
(To Prospectus Dated November 15, 2007)	Registration No. 333-147407

$287,500,000

3.00% Contingent Convertible Senior Notes due 2027 and Shares of

Common Stock Issuable Upon Conversion of the Notes

This Prospectus Supplement No. 5 supplements and amends the prospectus dated November 15, 2007, as supplemented by Prospectus Supplement No. 1 dated November 21, 2007, Prospectus Supplement No. 2 dated November 28, 2007, Prospectus Supplement No. 3 dated December 6, 2007, and Prospectus Supplement No. 4 dated December 13, 2007, relating to the resale by selling securityholders of up to $287,500,000 aggregate principal amount of the 3.00% Contingent Convertible Senior Notes due 2027 of Boston Private Financial Holdings, Inc., which are referred to as the “notes,” and the shares of common stock that may be issued upon conversion of the notes. This prospectus supplement should be read in conjunction with the prospectus, as supplemented. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supplements the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any and all amendments or supplements thereto.

The information appearing under the heading of the prospectus entitled “Selling Securityholders” sets forth information with respect to the selling securityholders and the respective principal amount of notes beneficially owned by each selling securityholder that may be offered pursuant to the prospectus and the number of shares of our common stock that may be issued upon conversion of the notes, as subject to adjustment. The information set forth below supplements and amends the information previously listed in the prospectus (i) with respect to securityholders not previously listed in the prospectus (including in any amendments or supplements thereto), by adding the information in the table below, and (ii) with respect to securityholders previously listed in the prospectus (including in any amendments or supplements thereto), by superceding the information about such securityholder with the information below.

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby	Percentage of Aggregate Principal Amount of Notes Outstanding	Principal Amount of Notes Owned After Completion of Offering(1)	Number of Shares of Common Stock that May Be Sold Upon Conversion(2)	Number of Shares of Common Stock Owned After Completion of Offering(2) (3)
Canadian Imperial Holdings Inc.(4) †	10,000,000	3.48	—	299,670	—
Lazard Asset Management(5) †	1,750,000	*	—	52,442	—
Magnetar Capital Master Fund, Ltd.(6)	5,000,000	1.74	—	149,835	—
Sage Capital Management, LLC(7)	1,200,000	*	—	35,960	—
All other holders of notes or future transferees, pledgees, donees, assignees or successors of any such holders(8)	32,383,000	11.26%	(8)	970,421	(8)

*	Represents less than 1% of the notes outstanding.

†	The selling securityholders identified with this symbol have identified that they are, or are affiliates of, registered broker-dealers. These selling securityholders have represented that they acquired their securities in the ordinary course of business and in the open market, and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that any such selling securityholder did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus is a part to designate such person as an “underwriter” within the meaning of the Securities Act.

(1)	Assumes sale of all notes offered hereby, although selling securityholders are not obligated to sell any notes.

(2)	Assumes conversion of the notes offered by the holder of the notes for the maximum number of shares of our common stock that may be issuable based on an initial conversion rate of approximately 29.9670 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of Notes—Conversion Rights—Conversion Price Adjustments” and “Description of the Notes—Conversion Rights—Conversion Upon Specified Corporate Transactions” and “—Adjustment to Conversion Price Upon Certain Fundamental Changes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future. Notwithstanding anything to the contrary, in no event shall the aggregate number of shares of our common stock issued upon conversion of the notes exceed 7,400,000 shares.

(3)	Assumes offer and sale of all shares that may be issued upon conversion, and includes other shares of common stock identified to us by the selling securityholder as owned by it.

(4)	Joseph Venn, Andrew Henry and Sybi Czeneszew have voting and investment control over the securities held by Canadian Imperial Holdings Inc. The selling securityholder is a wholly owned subsidiary of CIBC World Markets Corp., a registered broker-dealer.

(5)	Lazard Asset Management Securities, LLC, a registered broker-dealer, is a wholly owned subsidiary of Lazard Asset Management.

(6)	Magnetar Financial LLC is the investment advisor of Magnetar Capital Master Fund, Ltd. (“Magnetar Master Fund”) and consequently has voting control and investment discretion over securities held by Magnetar Master Fund. Magnetar Financial LLC disclaims beneficial ownership of the shares held by Magnetar Master Fund. Alec Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Magnetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any shares deemed to be beneficially owned by Magnetar Financial LLC. Mr Litowitz disclaims beneficial ownership of these shares.

(7)	Peter deLisser has voting and investment control over the securities held by Sage Capital Management, LLC.

(8)	Information about other selling securityholders, if any, will be provided by prospectus supplement.

Investing in the notes and the common stock issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 6 of this prospectus.

These securities are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any governmental agency.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus supplement is dated December 20, 2007